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January 15, 2009

VIA EDGAR Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549

Attn:	Mr. H. Roger Schwall Mr. John P. Lucas

Re:	Mesabi Trust- File No. 1-04488 Form 10-K for the fiscal year ended January 31, 2008 Filed April 11, 2008

Gentlemen:

Pursuant to a telephone conversation with Mr. Lucas on January 14, 2009, on behalf of Mesabi Trust (the “Trust”), I hereby request the Commission grant the Trust an extension to allow the Trust to respond to the Commission’s comment letter dated December 31, 2008.  As discussed, the Trust will respond to the Commission’s comment letter on or before Friday, January 23, 2009.

Sincerely,

/s/ Thomas R. Marek

Thomas R. Marek

cc:           Kenneth Ring, Deutsche Bank National Trust Company